Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 23, 2009

Relating to Preliminary Prospectus dated September 23, 2009

Registration No. 333-160323

FREE WRITING PROSPECTUS

This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated September 23, 2009, included in Amendment No. 5 to the Registration Statement on Form S-11 (File No. 333-160323) of Colony Financial, Inc. (the “Company”), as filed with the Securities and Exchange Commission on September 23, 2009 (as so amended, the “Registration Statement”), relating to the Company’s proposed offer and sale of shares of its common stock, and to provide you with a hyperlink to the current version of the Registration Statement. This free writing prospectus relates only to the securities described in the Registration Statement, is only a summary of the changes included in the Revised Preliminary Prospectus and should be read together with the Revised Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 23 of the Revised Preliminary Prospectus.

To review the Revised Preliminary Prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1467076/000119312509196171/ds11a.htm

Revised Proposed Terms of Initial Public Offering and Concurrent Private Placement

Number of shares of common stock to be offered in the public offering:	12,500,000 shares

Overallotment option:	1,875,000 shares

Common stock to be outstanding after the public offering:	12,756,000 shares (assumes certain of the Company’s executive officers and certain officers of Colony Capital and its affiliates will acquire 250,000 shares of the Company’s common stock in a concurrent private placement at a price per share equal to the initial public offering price and includes the issuance of an aggregate 6,000 shares of restricted common stock granted under the Company’s 2009 Non-Executive Director Stock Plan to the Company’s three director nominees concurrently with the closing of this offering)

Estimated price to public:	$20.00 per share

Underwriting discounts and commissions:	The underwriters will be entitled to receive $.20 per share from the Company at closing in underwriting discounts and commissions. In addition, the Manager will pay to the underwriters $.40 per share for such shares sold in the offering at closing and the underwriters will forego the receipt of payment of $.40 per share in underwriting discounts and commissions, subject to the following. The Company will agree to reimburse the $.40 per share to the Manager and pay the

$.40 per share in underwriting discounts and commissions to the underwriters if during any full four calendar quarter period during the 24 full calendar quarters after the consummation of this offering the Company’s Core Earnings (as described in the Revised Preliminary Prospectus) for any such four-quarter period exceeds an 8% performance hurdle rate (as described in the Revised Preliminary Prospectus). If this requirement is not satisfied, the aggregate underwriting discounts and commissions paid by the Company, based on $.20 per share (or 1% of the public offering price), and by the Manager, based on $.40 per share (or 2% of the public offering price), would be $7,500,000.

Estimated gross proceeds from the public offering:	$250.0 million, or $287.5 million upon the exercise of the underwriters’ overallotment option.

Estimated net proceeds from the public offering:	$245.3 million (after deducting the initial underwriting discounts and commissions payable by us of $2.5 million and estimated offering and organizational expenses of approximately $2.2 million), or approximately $282.4 million (after deducting the initial underwriting discounts and commissions payable by us of $2.875 million and estimated offering and organizational expenses of approximately $2.2 million) upon the exercise of the underwriters’ overallotment option.

Concurrent private placement to certain of the Company’s executive officers and certain officers of Colony Capital and its affiliates:	Concurrently with the completion of this offering, certain of the Company’s executive officers and certain officers of Colony Capital and its affiliates will acquire 250,000 shares of the Company’s common stock in a concurrent private placement at a price per share equal to the initial public offering price. Such persons collectively will beneficially own approximately 2.0% of the Company’s outstanding common stock upon completion of this offering and the concurrent private placement.

Reimbursement of Manager’s Partial Payment of Initial Underwriting Discounts and Commissions

Pursuant to the underwriting agreement among the underwriters, the Manager and the Company, the Manager will agree to pay the underwriters $0.40 per share with respect to each share sold in this offering, representing a portion of the initial underwriting discounts and commissions. Pursuant to the management agreement, the Company has agreed to reimburse the Manager for its partial payment of the initial underwriting discounts and commissions if, during any full four calendar quarter period during the 24 full calendar quarters after the consummation of this offering, the Company’s Core Earnings for any such four-quarter period exceeds the product of (1) the weighted average of the issue price per share of common stock in all of the Company’s offerings multiplied by the weighted average number of shares of common stock outstanding (including any restricted shares of common stock and any other shares of common stock underlying awards granted under our 2009 Non-Executive Director Stock Plan or future equity plans, if any, of the Company) in such four-quarter period and (2) 8%. In addition, if the management agreement is terminated and the Company is required to pay the Manager the termination fee described in the Revised Preliminary Prospectus, the Company would also be required to reimburse our Manager for its partial payment of the initial underwriting discounts and commissions irrespective of whether we have met the incentive fee hurdle described above.

Any such reimbursement of the Manager by the Company will be paid in the form of 250,000 shares (287,500 shares if the underwriters exercise their overallotment option in full) of the Company’s common stock (the reimbursement amount divided by the public offering price per share of the Company’s common stock in this offering), subject to adjustment for stock splits, stock dividends, recapitalizations and similar events, so long as the ownership of such additional number of shares by the Manager would not result in a violation of the stock ownership limits set forth in the Company’s charter, after giving effect to any waivers from such limit that the

Company’s board of directors may grant to the Manager or its affiliates in the future. To the extent that reimbursement of the Manager’s partial payment of the initial underwriting discounts and commissions in shares of the Company’s common stock would result in a violation of the stock ownership limits set forth in the Company’s charter (taking into account any applicable waiver, if any), all or a portion of the reimbursement of the Manager will be payable in cash to the extent necessary to avoid such violation.

Equity Incentive Plan and Grants of Restricted Stock to Certain of the Company’s Executive Officers and Certain Officers of Colony Capital and its Affiliates

The Company will no longer adopt the 2009 Equity Incentive Plan as previously disclosed. In addition, the Company will not make any grants of restricted stock or other equity awards to any of its officers or officers of Colony Capital or its affiliates. The Company will still adopt the 2009 Non-Executive Director Stock Plan and grant the restricted shares of common stock to non-executive directors as previously disclosed.

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS: 0001467076.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING.

YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, 4 WORLD FINANCIAL CENTER, NEW YORK, NEW YORK 10080, ATTN: PROSPECTUS DEPARTMENT, OR BY CALLING 1-212-449-1000; GOLDMAN, SACHS & CO., ATTENTION: PROSPECTUS DEPARTMENT, 85 BROAD ST., NEW YORK, NY 10004 OR BY CALLING 1-866-471-2526; MORGAN STANLEY, ATTENTION: PROSPECTUS DEPARTMENT, 180 VARICK STREET, NEW YORK, NEW YORK 10014, OR BY CALLING 1-866-718-1649; OR UBS INVESTMENT BANK, ATTENTION: PROSPECTUS DEPARTMENT, 299 PARK AVENUE, NEW YORK, NY 10171, OR BY CALLING 1-888-827-7275.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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